UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 169905-10-6	Page 2 of 4

1	Name of Reporting Person Stewart Bainum, Jr
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting 5,906,777
	8	Shared Voting Power 7,800,056
	9	Sole Dispositive Power 5,906,777
	10	Shared Dispositive Power 7,800,056
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,706,833
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 23.46%
14	Type of Reporting Person IN

13D

CUSIP No. 169905-10-6	Page 3 of 4

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc. (“The Company”)

(b)	Address of Issuer’s Principal Executive Offices:

1 Choice Circle, Suite 400
Rockville, MD 20850

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Stewart Bainum, Jr. (“Mr. Bainum” or the “Reporting Person”)

(b)	Business Address:

8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

(c)	Present Principal Employment:

Chairman, Choice Hotels International

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

N/A

Item 3.	Source and Amount of Funds or Other Consideration

Investment income and note from Seller

Item 4.	Purpose of Transaction

Acquisition of 666,964 shares in a private transaction on September 17, 2014 for $51.78 per share pursuant to the exercise of an option granted under an Option Agreement with the Stewart Bainum Declaration of Trust (“SBTrust”). Sale of 333,482 shares to the Issuer on the same day for $51.78 per share pursuant to a private transaction approved by the Board of the Issuer.

Sale of 45,000 shares by the SBTrust for $51.78 per share pursuant to a private transaction.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

13,706,833 shares including 1,948,342 shares owned by the Stewart Bainum, Jr. Declaration of Trust of which Mr. Bainum, Jr. is the sole trustee and beneficiary. Also includes 1,644,000 shares owned by Leeds Creek Holdings, LLC whose only member is Mr. Bainum, Jr.’s trust; 978,482 shares owned by Mid Pines Associates Limited Partnership, in which Mr. Bainum, Jr.’s trust is managing general partner and has shared voting authority; 6,821,574 shares owned by Realty Investment Company, Inc., a private company in which Mr. Bainum, Jr.’s trust owns voting stock and has shared voting authority; 62,821 shares owned by the Foundation for Maryland’s Future, a private foundation whose principal sponsor is Mr. Bainum, Jr. and for which he has sole voting authority; and 11,326 shares, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Company’s retirement plans.

Also includes, 1,955,889 shares owned by the Stewart Bainum Declaration of Trust (“SBTrust”), a trust whose beneficiary is the estate of Stewart Bainum, Mr. Bainum, Jr’s father, for which Mr. Bainum, Jr. is trustee. As trustee of the SBTrust, Mr. Bainum, Jr. also has sole voting authority for 224,399 shares owned by Cambridge Investment Co., LLC and 60,000 shares owned by Dinwiddie Enterprises, Inc., a private investment company.

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	5,906,777
(ii) Shared Voting Power	7,800,056
(iii) Sole Dispositive Power	5,906,777
(iv) Shared Dispositive Power	7,800,056

13D

CUSIP No. 169905-10-6	Page 4 of 4

(c)	A schedule of transactions effected in the last sixty days is as follows:

9/17/14 Mr. Bainum, Jr. acquired 666,964 shares @ $51.78 per share from the SBTrust in a private transaction

9/17/14 Mr. Bainum, Jr. sold 333,482 shares @ $51.78 per share to the Issuer

9/17/14 SBTrust sold 45,000 shares @ $51.78 per share in a private transaction

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and his siblings, Bruce Bainum, Barbara Bainum, and Roberta Bainum (“Siblings”) received an option that terminates on Nov 12, 2014 to acquire, subject to probate court approval, up to a total of 2,667,853 shares at fair market value from the Stewart Bainum Declaration of Trust, a trust whose beneficiary is the estate of their father, Stewart Bainum. The option is exercisable for 60 days after obtaining probate court approval. The exercise price of the option is dependent on knowing the date of exercise.

Pursuant to an agreement among the Siblings dated June 13, 2014, 666,964 shares were allocated to the Reporting Person and pursuant to an agreement dated June 16, 2014, 45,000 shares were allocated to his nephew, Scott Renschler. Probate court approval for exercise of these 711,964 shares was obtained August 5, 2014 exercisable through October 3, 2014. The options for the 711,964 shares were exercised on September 17, 2014.

1,955,889 shares owned by the SBTrust remain in the SBTrust subject to exercise until November 12, 2014. The exact number of shares to be acquired by any particular beneficial owner, the price and timing cannot be known until the options are fully exercised.

Item 7.	Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2014

/s/ Stewart Bainum, Jr Stewart Bainum, Jr.

BY:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact